

January 28, 2015

Via E-mail
Mr. Jalal Alghani
Chief Financial Officer
Energy Holdings International, Inc.
12012 Wickchester Lane, Suite 150
Houston, Texas 77079

> **RE:** **Energy Holdings International, Inc.**
> **Form 10-K for the Year Ended June 30, 2014**
> **Filed October 14, 2014**
> **Form 10-Q/A for the Period Ended September 30, 2014**
> **Filed November 21, 2014**
> **File No. 0-52631**

Dear Mr. Alghani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2014

Report of Independent Registered Public Accounting Firm, page 18

1.   We note that you filed your Form 10-K for the year ended June 30, 2014 on October 14, 2014. However, the report of your independent registered public accounting firm is dated October 15, 2014. Since your auditor's report could not be signed after the date it was filed, please amend your Form 10-K for the year ended June 30, 2014 to include a signed auditor's report that has been dated on or before October 14, 2014. When you amend your filing, please be sure to also include currently dated management certifications, which refer to the Form 10-K/A.

Exhibits 31.1 and 31.2

2.   Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308(a) of Regulation S-K in your Form 10-K for the year ended June 30, 2014, please amend your Form 10-K for the year ended June 30, 2014 to revise your certifications to include the complete introductory language of paragraph 4 as well as paragraph 4b of Item 601(b)(31) of Regulation S-K.

Exhibits 32.1 and 32.2

3.   The certifications under Exhibits 32.1 and 32.2 in your Form 10-K for the year ended June 30, 2014 incorrectly refer to the year ended June 30, 2013. Please revise your Section 906 certifications to refer to the year ended June 30, 2014 in an amended Form 10-K.

Form 10-Q/A for the Period Ended September 30, 2014

General

4.   We note that you did not file Section 302 certifications with your Form 10-Q/A. SEC Release 33-8238, which became effective August 14, 2003, requires Section 302 certifications to be filed with any amendment to periodic reports. Please file an amendment to your Form 10-Q/A to include Section 302 certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. Please ensure that the certifications refer to the Form 10-Q/A and are currently dated.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeffrey Gordon, Staff Accountant at (202) 551-3866 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief